December 13, 2007

Mail Stop 4561

Kim A. Lorz
FreeHand Systems International, Inc.
95 First Street Suite 200
Los Altos, CA 94022

Re: FreeHand Systems International, Inc.
Amendment 1 to Form 10-SB
Filed November 14, 2007
Form 10-QSB for the three months ended September 30, 2007
Filed November 14, 2007
File No. 0-17963

Dear Mr. Lorz:

We have reviewed your amended filing and Form 10-QSB and have the following comments.

Amended Form 10-SB
Part I
General

1. Please see prior comment 3. Your response indicates that you relied upon Section 4(2) for the exchange and that you reasonably believed that the exchange holders were accredited based upon representations made to you. Please be advised that there is no reasonable belief in Section 4(2) unlike Rule 506.

Sources and availability of raw materials, page 8

2. Please see prior comment 6. Please disclose the purchase arrangements with Raza Microelectronics and what contingency plans FreeHand may have in case Raza is unable to meet your requirements for the Alchemy CPUs.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 19
Critical Accounting Policies
Amortization of Intangible Assets, page 24

3. We note from your response to prior comment 22 that the estimated useful life of your digital sheet music masters is based on the median contractual life of these

assets. Please revise your critical accounting policies to disclose this fact.

Stock-Based Compensation, page 24-25

4. We do not believe that the "principal-to-principal" market provides better information than quoted market prices for purposes of valuing your common stock. In this regard, we note that none of the transactions cited appear to involve purchases of common stock absent additional elements that would affect value. For example, you cite bundled transactions that include both stock and warrants for which any value stated in the sale contract would be disregarded due to the bundled nature of the sale negotiations. In addition, it is unclear to us why you believe that exercise or conversion prices of various instruments that are convertible into common stock would represent better information than quoted market prices. Absent further compelling evidence that your current method resulted in an appropriate fair value in accordance with generally accepted accounting principles, we believe that the quoted market prices remain determinative.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 38

5. Please also see comment 14 in our letter of October 1, 2007. We are unable to locate the disclosure added in response to this comment. Please advise.

Part F/S
Financial Statements and Exhibits
Annual Audited Consolidated Financial Statements
Note 6. Capital Stock
(b) Series B Convertible Preferred Stock Rights, page F-20

6. It remains unclear to us why you believe that the amounts related to the Series B preferred stock should have been classified as permanent equity considering the potential for cash settlement that existed prior to the negotiated settlement. Please reclassify these rights outside of permanent equity or provide a more robust analysis of the guidance referred to in your response that definitively supports your current classification.

Form 10-QSB
Item 3A(T) Controls and Procedures, page 26

7. Please revise to include the definition of disclosure controls and procedures contained in Rules 13a-15(e) or 15d-15(e) of the Exchange Act of 1934 or, as an alternative, refer to the definition as contained in those rules.

       You may contact Mark Shannon at (202) 551- 3299 or Mark Kronforst, Accounting Branch Chief at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

                                        Sincerely,

                                          Barbara C. Jacobs
                                        Assistant Director

Kim A. Lorz
FreeHand Systems International, Inc.
Facsimile number: (650) 941-0702